EXHIBIT 99.4

Management Report on Internal Control over
the Servicing of Securitized Mortgage Loans

Management of Fleet National Bank ("Fleet") is responsible for establishing and maintaining effective internal control over the servicing of securitized mortgage loans, which is designed to provide reasonable assurance regarding the proper servicing of securitized mortgage loans. The internal control system contains self-monitoring mechanisms, and actions are taken to correct deficiencies as they are identified.

There are inherent limitations in any internal control, including the possibility of human error and the circumvention or overriding of controls. Accordingly, even effective internal control can provide only reasonable assurance with respect to the servicing of securitized mortgage loans. Further, because of changes in conditions, the effectiveness of internal control may vary over time.

Management of Fleet assessed its internal control over the servicing of securitized mortgage loans as of March 31, 2004 in relation to the criteria for effective internal control established in "Internal Control-Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management believes that, as of March 31, 2004, Fleet maintained effective internal control over the servicing of securitized mortgage loans.

May 28, 2004

/s/DEBORAH A. BENNETT
Deborah A. Bennett
Senior Vice President - Director of Credit Process & Operations
Fleet National Bank

/s/JAMES J. MALERBA
James J. Malerba
Deputy Controller
Fleet National Bank

/s/JEFFREY A. LIPSON
Jeffrey A. Lipson
Vice President
Fleet National Bank